[Bionovo Letterhead--graphic omitted]

November 2, 2005

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Zafar Hasan
Mail Stop: 6010

Re:  Bionovo, Inc.
Registration Statement on Form SB-2
Commission File No. 333-126399

Ladies and Gentlemen:

In connection with the request for acceleration previously submitted by Bionovo, Inc. (the “Company”) with respect to the above-referenced registration statement, the Company hereby acknowledges the following: (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the above-referenced registration statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the above-referenced registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the above-referenced registration statement; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Sincerely,

                                BIONOVO, INC.
                                /s/ Isaac Cohen
                                Isaac Cohen
                                President and Chief Executive Officer